UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                           GEOTEK COMMUNICATIONS, INC.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    373654102
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 1997
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.














                         Continued on following page(s)
                               Page 1 of 45 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 2 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C RIG INVESTMENTS-III, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         11,726,369
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           11,726,369
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,726,369/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    16.46%/1/

14      Type of Reporting Person*

        PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 3 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C RIG CO.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         11,726,369
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           11,726,369
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,726,369/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    16.46%/1/

14      Type of Reporting Person*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D

CUSIP No. 373654102                                           Page 4 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         185,978
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           185,978
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    185,978/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .31%/1/

14      Type of Reporting Person*

               PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D

CUSIP No. 373654102                                           Page 5 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE FUND MANAGEMENT, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         185,978
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           185,978
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    185,978/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .31%/1/

14      Type of Reporting Person*

               PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 6 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         233,290
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           233,290
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    233,290/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .39%/1/

14      Type of Reporting Person*

        OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 7 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         116,520
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           116,520
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    116,520/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .19%/1/

14      Type of Reporting Person*

        OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 8 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         349,810
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           349,810
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    349,810/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .58%/1/

14      Type of Reporting Person*

        OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 9 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         349,810
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           349,810
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    349,810/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .58%/1/

14      Type of Reporting Person*

        CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 10 of 45 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power  Number of
  Number of                         12,492,157
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           12,492,157
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,492,157/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                     17.36%/1/

14      Type of Reporting Person*

        IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------
/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                                             Page 11 of 45 Pages


          This Amendment No. 11 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer") and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 11 is being filed by the Reporting Persons to report that the Issuer and S-C Rig Investments-III, L.P. ("S-C Rig III") have effected Amendment No. 1 to the 1996 Senior Loan Agreement (as defined in the Initial Statement) and that in connection therewith the Issuer has amended the terms of the April Warrant (as defined in the Initial Statement) previously issued to S-C Rig III. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.        Source and Amount of Funds or Other Consideration.

          As disclosed in Amendment No. 10 to the initial statement on Schedule 13D filed by the Reporting Persons, the number of Shares into which the Series P Preferred Stock is convertible depends, in part, on the "Average Stock Price" (as such term is defined in Amendment No. 10) of the Shares. For the purposes of this Schedule 13D, in determining the amount of Shares into which the Series P Stock are convertible, an assumption will be made that the Average Stock Price is $4.00 per Share. This price approximates the recent trading price of Shares. Based on this price, which fluctuates on a daily basis and is only an estimate for the purposes of this filing, each share of Series P Stock would be convertible into approximately 12,500 Shares.

Item 5.        Interest in Securities of the Issuer.

          (a) (i) Excluding the Series P Stock, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 11,726,369 (approximately 16.46% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account, except for the Series P Stock). This number consists of (i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants, (iv) 4,210,526 Shares issuable upon exercise of the April Warrant, (v) 340,909 Shares issuable upon conversion of the Series N Shares held for the account of S-C Rig III, (vi) 112,500 Shares issuable upon exercise of the June Warrants held for the account of S-C Rig III, (vii) 510,000 Shares issuable upon exercise of the 510,000 Series P Initial Warrants and (viii) 635,920 Shares held for the account of S-C Rig III.

          Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of S-C Rig III, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 15,476,369 (approximately 20.64% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 300 shares of Series P Stock into 3,750,000 Shares.

          (ii) Excluding the Series P Stock, the aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 185,978 (approximately 0.31% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston L.P., except for the Series P Stock). This number represents
(i) the 170,000 Shares issuable upon the exercise of the 170,000 Series P Initial Warrants held for the account of Winston L.P. and (ii) 15,978 Shares held for the account of Winston L.P.

                                                             Page 12 of 45 Pages


          Based  on the  assumptions  set  forth in Item 3 with  respect  to the
Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of Winston L.P., the aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 1,435,978 (approximately 2.33% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston L.P. of all of the convertible securities held for its account). This number assumes the conversion of 100 shares of Series P Stock into 1,250,000 Shares.

          (iii) Excluding the Series P Stock, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 233,290 (approximately 0.39% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LDC, except for the Series P Stock). This number consists of (i) 75,818 Shares issuable upon conversion of the Series N Shares held for its account,
(ii) 25,020 Shares issuable upon exercise of the June Warrants held for its account, (iii) 113,333 Shares issuable upon the exercise of the 113,333 Series P Initial Warrants, and (iv) 19,119 Shares held for the account of Winston LDC.

          Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of Winston LDC, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 1,066,623 (approximately 1.74% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC of all of the convertible securities held for its account). This number assumes the conversion of 66 2/3 shares of Series P Stock into 833,333 Shares.

          (iv) Excluding the Series P Stock, the aggregate number of Shares of which Winston LLC may be deemed a beneficial owner is 116,520 (approximately 0.19% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LLC, except for the Series P Stock). This number consists of (i) 37,818 Shares issuable upon conversion of the Series N Shares held for its account,
(ii) 12,480 Shares issuable upon exercise of the June Warrants held for its account, (iii) 56,667 Shares issuable upon the exercise of the 56,667 Series P Initial Warrants, and (iv) 9,555 Shares held for the account of Winston LLC.

          Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of Winston LLC, the aggregate number of Shares of which may be deemed a beneficial owner is 533,187 (approximately 0.88% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 33 1/3 shares of Series P Stock into 416,667 Shares.

          (v) Excluding the Series P Stock, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 349,810 (approximately 0.58% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston LDC and Winston LLC, except for the Series P Stock). This number consists of (i) 233,290 Shares which Winston LDC may be deemed to own beneficially and (ii) 116,520 Shares which Winston LLC may be deemed to own beneficially.

                                                             Page 13 of 45 Pages


          Based  on the  assumptions  set  forth in Item 3 with  respect  to the
Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the accounts of Winston LDC and Winston LLC, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 1,599,810 (approximately 2.59% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC and Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 100 shares of Series P Stock held for the accounts of Winston LLC and Winston LDC into 1,250,000 Shares.

          (vi) Excluding the Series P Stock, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 12,492,157 (approximately 17.36% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner, except for the Series P Stock). This number consists of (i) 11,726,369 Shares which S-C Rig III and the General Partner may be deemed to own beneficially, (ii) 30,000 Shares issuable upon exercise of the options held directly for the personal account of Dr. Chatterjee, (iii) 200,000 Shares issuable upon exercise of the options held by XTEC, (iv) 349,810 Shares which Chatterjee Advisors and Chatterjee Management may be deemed to own beneficially, and (v) the 170,000 Shares of which Winston L.P. and CFM may be deemed to own beneficially.

          Based  on the  assumptions  set  forth in Item 3 with  respect  to the
Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 18,742,157 (approximately 23.97% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 500 shares of Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC into 6,250,000 Shares.

          (b) (i) Each of S-C Rig III and the General Partner has sole power to vote and dispose of the Shares held, or issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held, for the account of S-C Rig III.

          (ii) Each of Winston L.P. and CFM has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held, for the account of Winston L.P.

          (iii) Winston LDC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held, for its account.

          (iv) Winston LLC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held, for its account.

          (v) Each of Chatterjee Advisors and Chatterjee Management has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held, for the accounts Winston LDC and Winston LLC.

                                                             Page 14 of 45 Pages



          (vi) Dr. Chatterjee may be deemed to have the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held, for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

               Dr. Chatterjee also may be deemed to have the sole power to vote and dispose of the 230,000 Shares issuable upon exercise of the 30,000 options held directly by him and the 200,000 options held by XTEC.

          (c) Except as disclosed in Item 3 and Item 6 hereof, which is incorporated by reference in this Item 5, and the transactions set forth on Annex A, which were effected in routine brokerage transactions in the over-the-counter market, there have been no transactions effected with respect to the Shares since March 1, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The partners of S-C Rig III, including Tivadar Charitable Lead Trust, created under agreement dated 9/30/82 by Mr. George Soros as grantor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig III in accordance with their partnership interests in S-C Rig III.

             (ii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

             (iii) The shareholders of each of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, and Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account each of Winston LDC and Winston LLC, respectively, in accordance with their ownership interests in Winston LDC and Winston LLC.

             (iv) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the 30,000 options described herein as being held directly for his personal account.

             (v) The shareholders of XTEC, including Dr. Chatterjee, have the right to receive dividends from, or proceeds from the sale of, the 200,000 options described herein as being held for the account XTEC in accordance with their ownership interests in XTEC.

          (e) Not applicable.

                                                             Page 15 of 45 Pages



Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               On April 22, 1997, the Issuer and S-C Rig III effected Amendment No. 1 to the 1996 Senior Loan Agreement, which is attached hereto as Exhibit U and incorporated herein by reference. In connection therewith, the Issuer amended the terms of the April Warrant, primarily to change the exercise price from $9.50 per share to $6.00 per share and to extend the date which the April Warrant expires from April 4, 2001 to April 4, 2003. Such amended terms are reflected on the Amended and Restated Warrant to Purchase Common Stock issued to S-C Rig III, which is attached hereto as Exhibit V and which is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

               U. Amendment No. 1 to the Senior Loan Agreement dated April 22, 1996 between the Issuer and S-C Rig III.

               V. Amended and Restated Warrant Agreement dated April 22, 1997 amending and restating the Warrant originally issued April 4, 1996 to S-C Rig III.

                                                             Page 16 of 45 Pages



                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



April 29, 1997                S-C RIG INVESTMENTS-III, L.P.

                              By:  S-C RIG CO., its General Partner


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                              S-C RIG CO.


                              By:  /S/ PETER HURWITZ
                                   --------------------------------------------
                                   Peter Hurwitz
                                   Vice President


                              WINSTON PARTNERS, L.P.

                              By:  Chatterjee Fund Management, L.P.,
                                   its General Partner

                                   By:  Purnendu Chatterjee,
                                        its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                              CHATTERJEE FUND MANAGEMENT, L.P.

                              By:  Purnendu Chatterjee,
                                   its General Partner

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 17 of 45 Pages




                                        WINSTON PARTNERS II LDC



                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


                                        CHATTERJEE ADVISORS LLC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                        CHATTERJEE MANAGEMENT COMPANY


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 18 of 45 Pages


                                            ANNEX A

                           RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                  GEOTEK COMMUNICATIONS, INC.

                                  Date of       Nature of        Number             Price
For the Account of              Transaction    Transaction      of Shares         Per Share
------------------              -----------    -----------      ---------         ---------


S-C Rig Investments-III,
    L.P./1/                     04/16/97       Purchase          77,500           $3.773

                                04/16/97       Purchase         212,500            3.750

                                04/17/97       Purchase          25,000            3.875

                                04/17/97       Purchase          83,700            3.801

                                04/17/97       Purchase         151,200            3.811























--------------------------

/1/ Transactions effected at the direction of the General Partner.

                                                             Page 19 of 45 Pages


                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE
-------                                                                    ----

U.        Amendment No. 1 to the Senior Loan Agreement dated
          April 22, 1997 between Geotek Communications, Inc.
          and S-C Rig Investments-III, L.P................................. 20

V.        Amended and Restated Warrant Agreement dated April
          22,  1997   amending  and  restating  the  Warrant
          originally   issued  April  4,  1996  to  S-C  Rig
          Investments-III, L.P............................................. 23